[First Merchants Corporation Letterhead]

August 29, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Gus Rodriguez,
Office of Financial Services

Re:	First Merchants Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
Forms 8-K
Filed July 27, 2017 and July 31, 2017
File No. 000-17071

Ladies and Gentlemen:

First Merchants Corporation, an Indiana corporation (the “Company”), is submitting this letter in response to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K filed with the Commission on March 1, 2017 and Forms 8-K filed with the Commission on July 27, 2017 and July 31, 2017.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

1.
Please tell us the nature of the net interest margin adjusted for fair value accretion. If the adjustment excludes the effect of acquisition accounting, rather than an adjustment that may try to reflect true organic growth, the adjustment would not be appropriate as it represents a tailored accounting principle. Please confirm that you will no longer present this type of non-GAAP adjustment in future presentations, if true.

In response to the Staff’s comments, the Company will no longer present net interest margin adjusted for fair value accretion in its future filings.

2.
You present a non-GAAP metric of the Allowance for loan losses plus Fair Value Adjustment (FVA) as a Percentage of Total Loans plus FVA (non-GAAP) in the Appendix titled Non-GAAP Reconciliation. The addition of acquisition accounting adjustments to the allowance for loan losses to derive a total allowance represents a tailored accounting principle that is prohibited by Regulation G since the acquisition accounting adjustments are recognized in interest income. In addition, this non-GAAP metric implies that the acquisition accounting adjustments are available to the entire loan population that includes non-acquired and acquired loans when the adjustments are only available for the acquired loans. Please remove this non-GAAP measure from future presentations.

In response to the Staff’s comments, the Company will no longer present the allowance for loan losses plus fair value adjustment as a percentage of total loans plus fair value adjustment in its future filings.

* * * * *

Please do not hesitate to contact me by telephone at (765) 751-1857 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Mark K. Hardwick

Mark K. Hardwick
Executive Vice President,
Chief Financial Officer and
Chief Operating Officer